
Mail Stop 3233

December 26, 2017

Via Email
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14300 N. Northsight Blvd., #208
Scottsdale, AZ 85260

> **Re:** **Zoned Properties, Inc.**
> **Form 10-K**
> **Filed March 27, 2017**
> **File No. 000-51640**

Dear Mr. McLaren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note – 12 Concentrations, page F-22

1.   We note that for the year ended December 31, 2016 rental revenues associated with lease agreements with companies owned by a beneficial stockholder of the company represent 87.1% of total revenues. We also note that you primarily structure lease agreements using a triple-net lease model. Please tell us whether any groups of properties rented to a single tenant represent more than 20% of your total assets as of December 31, 2016. To the extent you do have a significant asset concentration leased to a single tenant, please tell us whether you have considered providing full audited financial statements of that tenant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3395 with any questions.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities